                                                              EXHIBIT (g)(4)

                            PART I. FINANCIAL INFORMATION

ITEM I. FINANCIAL STATEMENTS

                               ENVIROTEST SYSTEMS CORP.
                        CONDENSED CONSOLIDATED BALANCE SHEETS
                                (AMOUNTS IN THOUSANDS)


                                                June 30,         September 30,
                                                  1996               1995
                                               -----------       -------------
                                               (unaudited)
                    ASSETS
Current assets:
  Cash and cash equivalents                       $ 29,845            $ 17,079
  Short-term investments                                                 1,347
  Current portion of settlement due
    from Commonwealth of Pennsylvania               40,000                   -
  Contract receivables, net of allowance
    for doubtful accounts of $429                    9,100               8,208
    and $354, respectively
  Prepaid and other current assets                   8,313               3,580
  Deferred income taxes                                  -               1,376
                                               -----------       -------------
        Total current assets                        87,258              31,590

Restricted cash                                     25,599              31,497
Property, plant and equipment, net
  of accumulated depreciation of $36,260
  and $24,739, respectively                        189,145             173,507
Settlement due from Commonwealth
  of Pennsylvania                                   95,000                   -
Assets under capital lease, net                     46,356              27,138
Assets held for sale, net                           22,549               5,209
Assets subject to settlement                             -             149,629
Intangible assets, net of accumulated
  amortization of $18,116 and $15,522,
  respectively                                      15,609              17,752
Deferred debt acquisition costs, net of
  accumulated amortization of $5,100
  and $3,378, respectively                          12,894              13,412
Deferred charges, net of accumulated
  amortization of $6,462 and $3,217,
  respectively                                       1,749               3,178
Deferred income taxes                                    -               4,100
Other assets                                           754                 261
                                               -----------       -------------
        Total assets                              $496,913            $457,273
                                               -----------       -------------
                                               -----------       -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                               $  3,078            $ 12,742
   Accrued interest                                  9,231               1,499
   Current portion of long-term debt                 3,649                   -
   Current portion of capital lease
     and long-term debt obligation                   4,220               1,485
   Other current liabilities                        27,473              14,094
                                               -----------       -------------
        Total current liabilities                   47,651              29,820

Senior long-term debt, net of discount of $853
   and $989, respectively                          199,147             199,011
Senior subordinated debt                           125,000             125,000

Long-term debt                                      39,179                   -
Capital lease and long-term debt obligation         59,795              62,895
Other long-term liabilities                          5,142               2,502
                                               -----------       -------------
        Total liabilities                          475,914             419,228
Commitments and contingencies
Stockholders' equity:
  Common stock                                         166                 162
  Additional paid-in capital                        60,172              60,028
  Retained deficit                                 (33,601)            (16,446)
  Other stockholders' equity                        (5,738)             (5,699)
                                               -----------       -------------
        Total stockholders' equity                  20,999              38,045
                                               -----------       -------------
        Total liabilities and
          stockholders' equity                   $ 496,913           $ 457,273
                                               -----------       -------------
                                               -----------       -------------

The accompanying notes are an integral part of the condensed financial statements.

                               ENVIROTEST SYSTEMS CORP.
                   CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)




                                                        Three                     Nine
                                                     Months Ended             Months Ended
                                                        June 30,                 June 30,
                                                   1996        1995         1996         1995
                                                 --------    ---------    ---------    ---------
                                                                         (Unaudited)
Contract revenues                                $32,556      $29,066     $ 90,764      $75,960
Costs of services                                 25,140       20,933       75,244       51,049
                                                 ---------    ---------    ---------    ---------
Gross profit                                       7,416        8,133       15,520       24,911

Selling, general and administrative expenses       5,172        7,458       15,621       18,745
Consolidation expense                                  -            -        1,850            -
Amortization expense                                 872        1,032        2,756        2,985
Gain on Pennsylvania settlement                        -            -      (15,307)           -
                                                 ---------    ---------    ---------    ---------

   Income (loss) from operations                   1,372         (357)      10,600        3,181

Other expense (income):
   Interest expense                               10,182        4,193       28,574       14,005
   Other                                               4          (10)          12           67
   Interest income                                (2,477)        (605)      (6,312)      (3,866)
   Minority interest                                   -           15            -          275
                                                 ---------    ---------    ---------    ---------

      Income (loss) before income taxes           (6,337)      (3,950)     (11,674)      (7,300)
Income tax expense (benefit)                                   (1,541)       5,490       (2,843)
                                                 ---------    ---------    ---------    ---------

Net income (loss)                                $(6,337)     $(2,409)     (17,164)     $(4,457)
                                                 ---------    ---------    ---------    ---------
                                                 ---------    ---------    ---------    ---------


Earnings (loss) per common and common
   equivalent share                              $ (0.38)     $ (0.15)    $  (1.04)     $ (0.28)
                                                 ---------    ---------    ---------    ---------
                                                 ---------    ---------    ---------    ---------

Weighted average common shares and
   common equivalent shares                       16,620       16,134       16,530       16,026
                                                 ---------    ---------    ---------    ---------
                                                 ---------    ---------    ---------    ---------

Earnings (loss) per common share - assuming
   full dilution                                 $ (0.38)     $ (0.15)    $  (1.04)     $ (0.28)
                                                 ---------    ---------    ---------    ---------
                                                 ---------    ---------    ---------    ---------


Weighted average common shares and common
   equivalent shares                              16,620       16,134       16,530       16,026
                                                 ---------    ---------    ---------    ---------
                                                 ---------    ---------    ---------    ---------


The accompanying notes are an integral part of the condensed consolidated financial statements.

                               ENVIROTEST SYSTEMS CORP.
                   CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (AMOUNTS IN THOUSANDS)




                                                                            Nine Months Ended
                                                                                 June 30,
                                                                          1996                1995
                                                                       ---------           ---------
                                                                                (Unaudited)

Cash flows from operating activities                                   $ 19,066           $  (3,189)
                                                                        ---------           ---------

Cash flows from investing activities:
    Maturity of short-term investments                                    1,347              21,799
    Payment for purchase of Systems Control, Inc.,
      net of cash acquired                                               (1,056)                 --
    Proceeds from sale of property, plant and equipment                   1,696               1,221
    Purchases of property, plant, equipment and assets
      under capital lease                                               (42,845)           (177,542)
    Purchases of intangible assets                                           --                (250)
                                                                        ---------           ---------
         Net cash used in investing activities                          (40,858)           (154,772)

Cash flows from financing activities:
    Proceeds from borrowings of long-term debt                           31,345                  --
    Proceeds from capital lease and long-term debt
      obligations                                                            --              64,380
    Proceeds deposited in restricted accounts                                --             (56,574)
    Repayment of long-term debt                                          (1,637)                 --
    Decrease in restricted cash                                           5,898                  --
    Repayment of obligations under capital lease                           (365)             (4,751)
    Capitalization of loan fees                                            (855)             (2,629)
    Other                                                                   148                  50
                                                                        ---------           ---------
         Net cash provided by (used in) financing activities             34,534                 476

Effect of exchange rate on cash                                              24                  71
                                                                        ---------           ---------

Net increase (decrease) in cash and cash equivalents                     12,766            (157,414)
Cash and cash equivalents, beginning of period                           17,079             180,215
                                                                        ---------           ---------

Cash and cash equivalents, end of period                               $ 29,845           $  22,801
                                                                        ---------           ---------
                                                                        ---------           ---------



The accompanying notes are an integral part of the condensed consolidated financial statements.

                               ENVIROTEST SYSTEMS CORP.
                 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.       BASIS OF PRESENTATION

         The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

         The accompanying condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and related footnotes included in the Company's Annual Report on Form 10-K for the year ended September 30, 1995, filed with the Securities and Exchange Commission.

         Operating results for the interim periods shown in this report are not necessarily indicative of the results to be expected for the full fiscal year.

2.       DEFERRED CHARGES

         The Company incurs significant expenses associated with bringing new emissions testing programs into operation, including staff recruiting and training, public information and similar pre-operating costs. These expenses are deferred and amortized over a twelve month period beginning with the commencement of the emissions program. At June 30, 1996, the Company had incurred and deferred approximately $1.7 million, net of accumulated amortization, of such expenses relating to the Indiana, Ohio and Wisconsin emissions programs. The Company expects that its results of operations during any fiscal period that includes the commencement of a program will be adversely impacted by this accelerated amortization.

3.       PENNSYLVANIA SETTLEMENT

         The Company, the Commonwealth of Pennsylvania and the Pennsylvania Department of Transportation entered into a General Release and Settlement Agreement, dated December 15, 1995 (the "Settlement Agreement"), settling the claims of the Company under its contract dated November 1993 to implement and operate the Pennsylvania vehicle emissions testing program which was suspended by action of the Pennsylvania General Assembly.

         The Settlement Agreement requires the Commonwealth to pay the Company $145 million in four installments with interest at the rate of 6.0% accruing from December 15, 1995. The first installment of $25,000,000 was paid on December 29, 1995 and the second installment of $40,000,000 plus $4,223,000 in accrued interest was paid on July 31, 1996. The last two installments of $40,000,000, plus interest, are due on July 31, 1997 and 1998. In addition, the Commonwealth is obligated to pay the Company (in July
1998) 50% of the amount by which the net proceeds from the sale of the assets (as defined by the Settlement Agreement) are less than

$55 million up to a maximum of $15 million plus interest at 6% from December 15, 1995. Should the net proceeds from the sale of the real estate and other program related assets exceed $55 million, the Company is obligated to pay the Commonwealth 75% of the amount by which the net proceeds exceed $55 million.

4.       LONG-TERM DEBT

         On December 29, 1995, the Company's wholly owned subsidiary, Envirotest Wisconsin, Inc., issued $17,000,000 principal amount of notes (the "Notes"). The Notes bear interest at the rate of 7.53% per annum with monthly payments, including interest, beginning at approximately $230,000 and increasing to approximately $340,000 with maturity on November 30, 2002. The Notes are collateralized by all assets utilized in the Wisconsin program.

         In January 1996, the Company acquired Systems Control, Inc., a Washington corporation (SCI-WA), the operator of the centralized emissions testing program in the State of Washington. (See Note 5 below.) At the time of the acquisition, SCI-WA had debt outstanding under its credit agreement. As of June 30, 1996, the outstanding balance is $12.1 million and bears interest at various rates with an effective rate of 8.64% at June 30 and is collateralized by all real property of the vehicle emissions program in the State of Washington. This agreement requires monthly payments of $243,450 (adjusted annually for changes in interest rates) with a balloon payment at maturity on December 31, 1999 of $4.5 million. This credit agreement requires a cash collateral amount of $0.6 million as of June 30, 1996 and through maturity and requires certain covenants related to tangible net worth, capital ratio, cash flow ratio and distributions of SCI-WA be maintained.

         In June 1996, the Company issued $14.3 million principal amount of notes for the Indiana program. The notes bear interest at the rate of 7.82 % per annum with quarterly payments, including interest of approximately $550,000 and mature in 2006. Interest will be paid beginning September 1996 with principal payments beginning June 1997. The notes are collateralized by all assets utilized in the Indiana program.

5.       BUSINESS ACQUISITION

         In January 1996, the Company purchased from Systems Control, Inc. ("SCI") the stock of SCI-WA, a Washington company and operator of the State of Washington centralized emissions testing program, all intellectual property of SCI and an option to purchase the stock or assets of SCI's Indiana subsidiary. The option was exercised in June 1996, and the Company acquired the contract with the State of Indiana to operate its centralized vehicle emissions testing contract and the related assets. The results of operations of SCI have been consolidated as of the respective dates of acquisition.

         The purchase cost of $4.7 million (including $1.5 million paid for the assets of SCI's Indiana subsidiary) has been allocated as follows:


                                  (millions)
 Current assets                   $    2.5
 Fixed assets                         17.0
 Intellectual property                 0.6
 Other noncurrent assets               0.4
 Current liabilities                  (2.5)
 Long term debt                      (11.3)
 Other noncurrent liabilities         (2.0)
                                  ---------
      Total                       $    4.7
                                  ---------
                                  ---------


6.       CONSOLIDATION EXPENSE

         The Company recorded a consolidation expense in March 1996 of $1.9 million representing the costs associated with the closure of the Phoenix corporate headquarters and other restructuring costs. In addition, the Company recorded an expense of $1.5 million (included with selling, general and administrative expense) representing the estimated cost of relocating employees to the new corporate headquarters in Sunnyvale, California.

7.       INCOME TAXES

         The deferred tax asset of $16.4 million has been fully reserved as of June 30, 1996. For the three month period ended June 30, 1996, the Company increased the valuation allowance from $14.2 million to $16.4 million. The amount of the deferred tax asset considered realizable, however, could change in the near term if estimates of future taxable income are revised.

8.  LEGAL PROCEEDINGS

         The State of Connecticut has made certain claims stating that the Company owes the State $2.4 million plus accruing amounts for certain cost savings in the start up of the enhanced testing program in Connecticut. The Company cannot predict the outcome of this complaint. However, the Company believes that it has sufficient defense against these claims. (See Part II., Item 1 - Legal Proceedings for further discussion.)